(in thousands of dollars except for per share amounts, unaudited)

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
	2002	2001
Sales	179,911	128,418
Net income	16,468	13,876
Cash flow from operations	69,978	58,648
Capital expenditures	3,691	4,893
EBITDA*	31,240	25,437

EARNINGS PER SHARE
Basic	$0.41	$0.37
Diluted	$0.39	$0.36

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,390	37,938
Diluted	41,783	38,351

FINANCIAL STATISTICS
Gross margin	31.8%	35.5%
EBITDA margin*	17.4%	19.8%

AS AT	Dec 28	Dec 29
	2002	2001
FINANCIAL POSITION
Total assets	639,901	475,250
Shareholders’ equity	353,145	293,500
Total net bank debt*	124,693	98,444
Net bank debt*/equity	1 : 2.8	1 : 3.0
Total net bank debt*/total capitalization	26%	25%

*EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM’s earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes, which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin is defined as EBITDA expressed as a percentage of sales. Please refer to the EBITDA section of the MD&A in this interim report for a detailed calculation of EBITDA.

Net bank debt is defined as bank debt (current and long-term portion), plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders’ equity.

EBITDA, EBITDA margin and net debt are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP measures (such as EBITDA and net debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

from the chairman

ANOTHER GREAT QUARTER BY ALMOST ANY MEASURE. CFM STRENGTHENED ITS PLATFORM IN THE HOME PRODUCTS MARKET IN THE FIRST QUARTER OF FISCAL 2003, WHILE POSTING NEW RECORDS FOR SALES, CASH FLOW AND EARNINGS.

Sales of hearth and heating products reached a record $154.2 million, an increase of 20% from the prior year. Cold, winter weather, new product introductions and expanded programs and placement with distributors in the new home construction sector andseveral key mass merchant retailers helped CFM attain market share gains.

Sales of barbeque and other products reached $22.0 million during the quarter, an increase of $21.6 millionfrom the prior year. This significant increase is the result of pre-season demand for our specialty retailer and mass merchant barbeque grills, and barbeque accessories, through the CFM Keanall and The Great Outdoors operations. Although we achieved a substantial increase from last year, barbeque shipments in the quarter were lower than expected because of the continued late season consumer demand for hearth products.

Sales of water dispensing and purification products contributed $3.7 million for the quarter through our newly acquired Greenway Home Products Inc. As Greenway’s sales continue to grow in the water dispensing and purification market, we plan on introducing, this year, our new ultra-violet water purification product, for which we anticipate a good market reception. Our new ultra-violet water purification system is one of only three water purification systems in the world to earn the National Sanitation Foundation’s highest effectiveness rating.

During the quarter, negotiations began on a new collective agreement for our Mississauga employees. Negotiations continued until January when a new collective agreement was reached, after a week of minor labour disruption. The new collective agreement expires on January 8, 2006. We believe the new contract is a good one for the hourly employees as well as the Company, and we look forward to working together with our employees to continue the Company’s excellent record of growth.

Looking ahead, we remain confident that the best is yet to come. CFM is an established leader in its core hearth business, which, thanks to continuing innovation and growing market share, offers the prospect of healthy growth for some time to come. CFM is a significant participant in the barbeque market with an expanding line of barbeque grills and accessories that has rapidly gained acceptance with retailers and consumers in a very competitive market. CFM is a growing participant in the residential water dispensing and purification market with encouraging sales in its new water business and an exciting new product about to be released. In each of our product lines, we see abundant opportunity for growth and diversification through continuing product development and by expanding our relationships with retail partners. We believe that our strategy is working and look forward to reporting our progress.

COLIN ADAMSON

Colin Adamson

Chairman and Chief Executive Officer

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) provides a review of important events, the financial position of CFM Corporation (“CFM”) as at December 28, 2002 and the results of operation of CFM for the quarter ended December 28, 2002, in comparison with those for the quarter ended December 29, 2001. This MD&A should be read in conjunction with CFM’s unaudited consolidated financial statements for the three months ended December 28, 2002, included elsewhere herein, and CFM’s audited consolidated financial statements for the year ended September 28, 2002, each included in CFM’s Annual Report for 2002.

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories. CFM also manufactures barbeques, barbeque parts and accessories, water dispensing and purification products, outdoor garden accessories and imports indoor and outdoor space heating products from South Korea. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

This MD&A contains forward-looking statements that reflect CFM’s current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include phrases such as “believed,” “expect,” “anticipate,” “intend,” “foresee,” “likely,” “will” or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, those risks and uncertainties listed below. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not assume any obligation to publicly update any previously issued forward-looking statements.

FIRST QUARTER ENDED DECEMBER 28, 2002

RESULTS OF OPERATIONS

CFM’s consolidated sales increased 40% to $179.9 million in the quarter ended December 28, 2002, compared to $128.4 million in the prior year.

Sales by product category and geographic segment were as follows:

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
($ millions)	2002	2001
	$	$
Hearth and heating products	154.2	128.0
Barbeque and outdoor products	22.0	0.4
Water products	3.7	—
	179.9	128.4

United States	144.5	106.3
Canada	25.7	16.0
Other	9.7	6.1
	179.9	128.4

Sales of hearth and heating products were $154.2 million in the quarter, an increase of 20% from the prior year. Market share gains from new product introductions and expanded programs and placement within distributors in the new home construction sector and several key mass merchant retailers contributed significantly to this growth. Cold winter weather favourably impacted sales within this product category. The overall sales growth was mitigated by lower retrofit retail hearth sales.

Sales of barbeque and outdoor products were $22.0 million in the quarter, an increase of $21.6 million from the corresponding period in the prior year. The increase was a result of pre-season shipments of specialty retailer and mass merchant barbeque grills and barbeque accessories through CFM Keanall’s operations and The Great Outdoors’ (“TGO“) operations. Barbeque shipments in the quarter were lower than expected due to continued late season activity in hearth products in most retailers.

Greenway Home Products Inc. (“Greenway“), acquired on October 3, 2002, generated $3.7 million of incremental water dispensing and purification product sales.

Sales in the quarter grew 60% in Canada and 36% in the United States. Sales increases across all product categories, as well as the incremental sales from the acquisitions of Keanall and TGO in 2002 and Greenway at the beginning of the quarter, contributed to this result. New product lines and expansion into the mass merchant retail channel at CFM Europe (formerly Kinder) led to a 59% increase in sales outside of North America.

Gross Profit

Gross profit increased by $11.7 million or 26% from the corresponding period in the prior year to $57.2 million. As a percentage of sales, gross profit declined to 31.8% from 35.5% in the corresponding period in the previous year.

Sales growth in barbeque grills and accessories at margins lower than historic margins realized on hearth products contributed to the lower gross margin percentage in the quarter. In addition, all barbeque operations, including the barbeque appliance manufacturing and accessory operations of CFM Keanall as well as TGO operated at seasonally low levels. As expected, this further reduced the overall gross margin percentage. Higher sales of hearth products in the lower margin new home construction sector and lower sales growth in specialty retail hearth products also reduced the overall gross margin percentage. Increased sales and market share gains were achieved in the quarter in space heating products but higher distribution costs reduced the gross margin percentage from historic levels.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter increased $5.9 million or 29% to $26.0 million when compared to the corresponding period in the prior year. The incremental increase in expenses relates primarily to the addition of the Keanall, TGO and Greenway operations. As a percentage of sales, operating expenses declined to 14.4% from 15.7% in the corresponding period in the prior year. This improvement resulted from the significant sales increase without a commensurate increase in expenses.

EBITDA*

Earnings before interest, taxes, and amortization (“EBITDA”) were $31.3 million, up $5.9 million or 23% from the corresponding period in the prior year. EBITDA margins* declined to 17.4% from 19.8% last year due primarily to the impact of lower overall gross margins, with the decline being offset by lower expenses as a percent of sales as discussed above. The following is a reconciliation of EBITDA to net income for the quarter:

EBITDA for the quarter has been determined as follows:

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
($ millions)	2002	2001
	$	$
Net income for the period	16.5	13.9
Amortization	4.1	3.0
Interest income	—	(0.1)
Interest expense	2.0	1.6
Income taxes	8.7	7.0
EBITDA	31.3	25.4

*

EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM’s earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes, which are disclosed as individual line items within the Consolidated Statement of Operations. EBITDA margin is defined as EBITDA expressed as a percentage of sales.

EBITDA and EBITDA margin are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP measures (such as EBITDA and EBITDA margin) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM’s GAAP results, as provided in the attached financial statements.

Net Interest Expense

Net interest expense of $2.0 million was up $0.5 million from the corresponding period in the prior year primarily as a result of higher borrowings to fund acquisitions made in the prior year.

Net Income

Net income for the quarter ended December 28, 2002 was $16.5 million, up 19% from $13.9 million in the corresponding period in the previous year.

Earnings Per Share

Earnings per share (“EPS”) increased 11% to $0.41 from $0.37 in the first quarter of fiscal 2002, due primarily to the 19% increase in net income, partially offset by a 6% increase in the weighted average number of shares outstanding. The weighted average number of shares outstanding increased to 40,390,000 primarily as a result of the 2,722,000 shares issued on the acquisitions of Keanall and TGO, net of the repurchases under the Company’s Normal Course Issuer Bid during the quarter.

Diluted earnings per share increased to $0.39 or 8% from $0.36 in the first quarter of fiscal 2002.

CASH FLOW

In the quarter, CFM generated $70.0 million in cash flow from operations, an increase of $11.4 million or 19% from the $58.6 million of cash generated in the first quarter of fiscal 2002. Higher earnings and a lower incremental investment in working capital in the quarter of $10.0 million, compared to the first quarter of 2002, contributed to the increase in cash flow from operations.

Despite the ramp up in pre-season barbeque inventory, consistent with prior years, strong accounts receivable collections in the quarter, combined with tightly managed vendor cash outflows, significantly reduced the Company’s working capital investment in the quarter compared to a year ago. This improvement was partially offset by increased cash tax installments of $10.5 million.

With the objective of maximizing return on capital employed, the Company repurchased and cancelled 463,700 shares at an average price of $11.66 per share during the quarter for $5.4 million.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Accounts receivable at December 28, 2002 were $110.3 million compared to $156.1 million at the end of fiscal 2002 and $69.5 million a year ago. Significant collections of pre-winter season sales from 2002 contributed to the reduction in receivables since fiscal 2002 year end. Higher sales in the quarter and the incremental receivables from the acquisition of Keanall, TGO and Greenway contributed to the increase year over year.

Inventory increased by $13.1 million from the end of the most recently completed fiscal year and $41.7 million when compared to the same period in the prior year, due primarily to the incremental inventory investment attributed to the newly acquired operations and the pre-season inventory build of barbeque grills and accessories.

Accounts payable and accrued liabilities of $98.1 million was more than double the balance from a year ago, reflecting the impact of acquisitions in 2002. Compared to the end of fiscal 2002, accounts payable were up 24%, consistent with the build of pre-season barbeque inventory and the increase in business in the quarter.

Management expects the Company’s investment in working capital to increase through the second quarter as pre-season barbeque inventories are built. Barbeque inventories should decline with the start-of-season stocking of stores of our mass merchant retail customers, in the latter part of the second and the beginning of the third quarters, and will continue to decline throughout the summer season with fulfilment of replacement stock orders. Working capital is expected to decline in the early summer months as accounts receivable from the sale of these barbeque inventories are collected but is expected to increase near the end of the summer with investment in pre-season hearth inventories.

Shareholders’ equity increased by $59.6 million or 20% over the prior year to $353.1 million, with net book value per share increasing to $8.80, up 14% from $7.74 in 2001. Net earnings for the twelve months ending December 28, 2002 added $44.6 million to shareholders’ equity. The purchase and cancellation of common shares under the Normal Course Issuer Bid decreased shareholders’ equity by $6.0 million for the twelve months ended December 28, 2002. An $8.3 million decrease in cumulative currency translation adjustment was due to the weakening of the U.S. dollar against the Canadian dollar from December 29, 2001 and an adjustment of $4.0 million to reflect the future tax liability on an unrealized foreign exchange gain resulting from the Canadian dollar investment in a U.S. subsidiary.

Net bank debt* ended the quarter at $124.7 million, down $56.9 million from September 28, 2002, due to debt repayments primarily out of the significant cash collections of accounts receivable since fiscal 2002 year end. Net bank debt was up $26.2 million from a year ago due primarily to the debt associated with the acquisitions of Keanall and TGO in 2002. The Company is capitalized with net bank debt to total capitalization of 26%. The unused and available credit under the Company’s existing bank credit facilities stood at $93.0 million at the end of the first quarter. The Company will continue to have cash requirements to support its seasonal working capital needs and capital expenditures, to pay interest and service its debt and for share repurchases under its issuer bid. In order to meet its cash requirements, the Company intends to use internally generated funds and to borrow under its existing credit facilities. Management believes that cash flow from operations and capacity under its existing credit facilities will be sufficient to meet the Company’s cash requirement over the remainder of the year.

*

Net bank debt is defined as bank debt (current and long-term portion), plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Capitalization is defined as net bank debt plus shareholders’ equity.

Net bank debt is not a recognized measure for financial statement presentation under Canadian GAAP. Non-GAAP measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM’s GAAP results, as provided in the attached statements.

RISKS AND UNCERTAINTIES

CFM is subject to a number of the usual risks associated with operating in a durable consumer products industry, including: demand for the Company’s products is affected by general economic conditions, consumer confidence and the level of housing starts, demographics, CFM’s ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These risks and uncertainties are discussed in detail in CFM’s Annual Information Form dated February 10, 2003 and filed with Canadian and U.S. securities regulatory authorities and commissions.

OUTLOOK

The Company continues to be well positioned in its markets and has the financial capacity to implement its growth plans for 2003. The significant factors influencing the Company’s outlook for the year are more fully described in the outlook section of the Company’s 2002 management discussion and analysis contained in the Company’s 2002 Annual Report.

(in thousands of dollars, unaudited)

AS AT	Dec 28	Dec 29	Sept 28
	2002	2001	2002
	$	$	$
ASSETS
Current
Cash and cash equivalents	19,811	19,000	11,720
Accounts receivable	110,336	69,464	156,064
Inventory	131,378	89,716	118,232
Prepaid and other expenses	5,496	2,128	4,123
Income taxes recoverable	—	4,068	—
Future income taxes	9,831	5,205	9,588
Total current assets	276,852	189,581	299,727
Capital assets, net	115,720	97,354	116,376
Other assets (note 5)	6,474	7,517	6,780
Goodwill, net (note 6)	231,994	173,564	232,716
Intangible assets (note 6)	8,077	6,297	8,298
Future income taxes	784	937	888
	639,901	475,250	664,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	24,311	8,758	19,279
Accounts payable and accrued liabilities	98,088	43,632	79,152
Current portion of long-term debt	15,092	16,113	16,338
Current portion of note payable (note 4c)	14,802	—	14,722
Income taxes payable	346	—	1,370
Future income taxes	112	1,148	205
Total current liabilities	152,751	69,651	131,066

Long-term debt	105,101	92,573	157,695
Note payable (note 4c)	1,246	—	4,978
Future income taxes	27,622	19,362	27,662
Total liabilities	286,720	181,586	321,401

Minority interest	36	164	8

SHAREHOLDERS’ EQUITY
Share capital (note 7)	159,760	128,105	161,498
Retained earnings	169,390	133,147	156,501
Cumulative translation adjustment	23,995	32,248	25,377
Total shareholders’ equity	353,145	293,500	343,376
	639,901	475,250	664,785

(Thousands of common shares and options)
Common shares issued and outstanding	40,137	37,900	40,588
Stock options outstanding	3,506	3,266	3,562
Stock options exercisable	450	600	298

See accompanying notes

(in thousands of dollars except for earnings per share, unaudited)

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
	2002	2001
	$	$
SALES	179,911	128,418
Cost of sales	122,682	82,870
Gross profit	57,229	45,548

EXPENSES
Selling and administrative, research and development (notes 5 & 11)	25,989	20,111
Amortization	4,085	3,002
Interest income	(40)	(119)
Interest expense	1,988	1,651
	32,022	24,645

Income before income taxes	25,207	20,903

Income taxes	8,739	7,027
Net income for the period	16,468	13,876

Retained earnings, beginning of period	156,501	119,942
Options repurchased (2001 – net of taxes of $10)	—	(24)
Premium on repurchased common shares	(3,579)	(647)
Retained earnings, end of period	169,390	133,147

Earnings per share (note 8)	$0.41	$0.37
Diluted earnings per share (note 8)	$0.39	$0.36

See accompanying notes

(in thousands of dollars, unaudited)

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
	2002	2001
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	16,468	13,876
Add (deduct) items not involving cash
Amortization	4,085	3,002
Future income taxes	(28)	2,509
Minority interest	27	20
Loss on disposal of capital assets	15	—
Non-cash interest on Keanall note payable	99	—
	20,666	19,407
Change in non-cash working capital (note 9)	49,312	39,241
Cash flows provided by operating activities	69,978	58,648

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired (note 4a)	7	—
Purchase of capital assets	(3,691)	(4,893)
Development costs	(293)	—
Proceeds on disposal of capital assets	18	—
Cash flows used in investing activities	(3,959)	(4,893)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of non-revolving term facilities	(9,555)	(3,780)
Revolving term facility, net	(44,401)	(31,751)
Bank indebtedness	5,062	(2,272)
Repayment of note payable	(3,750)	—
Repurchase of common shares	(5,423)	(1,119)
Options repurchased	—	(24)
Issuance of common shares	107	31
Cash flows used in financing activities	(57,960)	(38,915)

Effect of foreign currency translation on cash and cash equivalents	32	(106)
Net increase in cash during the period	8,091	14,734
Cash and cash equivalents, beginning of period	11,720	4,266
Cash and cash equivalents, end of period	19,811	19,000

Supplementary cash flow information:
Cash taxes paid	10,464	542
Cash interest paid	1,706	844

See accompanying notes

DECEMBER 28, 2002 (in thousands of dollars, except earnings per share amounts, unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited financial statements except for the change related to the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Stock-based Compensation and Other Stock-based Payments as discussed in note 3. These unaudited consolidated interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended September 28, 2002.

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with GAAP requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACCOUNTING POLICY

Stock-based Compensation

Effective September 29, 2002, the Company adopted the recommendations of the CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments.” The new recommendations will be applied to awards granted after the date of adoption.

Pro forma disclosure of net income and earnings per share will be provided as if all awards were accounted for using the fair value method. Consideration received from employees on the exercise of stock options will be credited to share capital.

4. ACQUISITIONS

a) Greenway Home Products Inc.

On October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. (“Greenway”) of Guelph, Ontario. Greenway is a participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water dispensing, water purification and air treatment appliances. The Company satisfied the purchase price by a cash payment, including acquisition costs of $1,335. Additional contingent consideration not to exceed $35,000 will be paid based upon the earnings of Greenway over a number of specified periods. The first such payment will be due following March 31, 2003 and will not exceed $5,000. The remaining contingent consideration will be payable only once the earnings of Greenway have reached a stipulated level, and any such consideration will not exceed $30,000. All future contingent consideration paid will be charged to goodwill.

The results of the operations of Greenway from the date of acquisition are included in the Company’s consolidated statement of operations for the quarter ended December 28, 2002. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values. The purchase price allocation is subject to change based on final determination of these fair value amounts.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$
Current assets acquired	6,466
Long-term assets acquired	178
Current liabilities assumed	(5,309)
1,335
Consideration:

Cash, including purchase costs	1,335

b) The Great Outdoors Grill Company

On May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company (“TGO”) of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbeques. The Company satisfied the purchase price by a cash payment of $15,033 and the issuance of 195,366 common shares of the Company valued at $3,102. In accordance with GAAP, the fair value of CFM shares was $15.88, representing the average market price on the announcement date. Additional contingent consideration not to exceed US$12,300 in the form of a non-interest-bearing promissory note will be paid if TGO achieves an earnings target for the 2003 fiscal year. The promissory note will be repayable in equal installments over a two-year period commencing on January 2, 2004. The results of the operations of TGO are included in the Company’s consolidated statement of operations from the date of acquisition and are, therefore, not included in the first quarter 2002 comparatives.

c) Keanall Holdings Limited

On January 2, 2002, the Company acquired all the issued and outstanding shares of Keanall Holdings Limited (“Keanall”) of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality after-market gas grill products to many of North America’s largest retailers that serve the recreational and home improvement market. Under the terms of the transaction, the Company satisfied the purchase price with a combination of a cash payment of $10,000, the issuance of a $30,000 face value non-interest-bearing note repayable monthly over 24 months with a fair value of $29,343, and a further $30,366, paid by the issuance of 2,526,314 common shares of CFM. In accordance with GAAP, the fair value of CFM common shares was $12.02, representing the average market price on the announcement date. The results of the operations of Keanall are included in the Company’s consolidated statement of operations from the date of acquisition and are, therefore, not included in the first quarter 2002 comparatives.

5. OTHER ASSETS

Other assets consist of the following:

AS AT	Dec 28	Dec 29	Sept 28
	2002	2001	2002
	$	$	$
Deferred barbeque facility start-up costs	2,987	4,154	3,195
Deferred development costs	1,921	2,112	1,792
Deferred financing costs	1,235	923	1,442
Other	331	328	351
	6,474	7,517	6,780

Changes in the carrying amount of deferred barbeque facility start-up costs and deferred development costs for the three months ended December 28, 2002 were:

	Deferred barbeque		Deferred
	facility start-up		development
		costs	costs
		$	$
Balance as at September 28, 2002		3,195	1,792
Additions		—	293
Amortization for three months		(208)	(164)
Balance as at December 28, 2002		2,987	1,921

Research and development expenses for the quarter ended December 28, 2002 are $1,939 (2002 – $2,107).

Amortization of deferred barbeque facility start-up costs in the quarter were $208 (2002 – nil).

Additions to deferred development costs in the quarter were $293 (2002 – $85). Amortization of deferred development costs in the quarter were $164 (2002 – $83).

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill for the twelve months ended December 28, 2002 were:

Total
$
Balance as at December 29, 2001	173,564
Goodwill acquired on the purchase of TGO	12,859
Goodwill acquired on the purchase of Keanall	51,508
Transitional impairment loss	(2,014)
Adjustment of future tax liabilities	(2,752)
Foreign currency translation	(1,177)
Other	728
Balance as at September 28, 2002	232,716
Foreign currency translation	(722)
Balance as at December 28, 2002	231,994

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and has been amortized over the 22-year lease term.

Trademarks include a British hearth trademark acquired in 2002.

	Dec 28	Dec 29	Sept 28
	2002	2001	2002
	$	$	$
Leasehold rights
Cost	7,643	7,768	7,681
Accumulated amortization	1,796	1,471	1,717
Net book value	5,847	6,297	5,964
Trademarks	1,696	0	1,655
Other	534	0	679
	8,077	6,297	8,298

Amortization expense of intangible assets for the quarter was $184 (2002 – $87).

7. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value.

a) Issued and outstanding

	Number of
	shares
	(in thousands)	Amount
	#	$
Balance September 28, 2002	40,588	161,498
Options exercised	10	74
Employee share purchase plan	3	33
Shares repurchased and cancelled (i)	(464)	(1,845)
Balance December 28, 2002	40,137	159,760

(i) On October 3, 2002, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing October 9, 2002 during the next twelve-month period. As at December 28, 2002, a total of 463,700 shares had been repurchased and cancelled at an average price of $11.66.

b) Stock options

The Company did not grant stock options to employees in the first quarter of 2003.

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at December 28, 2002, a total of 1,132,629 common shares are available for future option grants.

A summary of the Stock Option Plan as of December 28, 2002 and changes during the quarter ended is presented below:

		Weighted	Number
	Options	average	of vested
	outstanding	price	options
	#	$	#
Outstanding at September 28, 2002	3,562,036	10.37	297,582
Granted	—	—
Exercised	(10,034)	7.33
Forfeited	(46,498)	9.45
Outstanding at December 28, 2002	3,505,504	10.39	449,549

A summary of options outstanding at December 28, 2002 is as follows:
		Total options outstanding		Total options exercisable
		Weighted	Weighted		Weighted
Number of	Range of	average	average	Number of	average
options	exercise	exercise	remaining	exercisable	exercise
outstanding	prices	price	life	options	price
3,505,504	6.250–14.000	10.39	5.13	449,549	8.44

8. EARNINGS PER SHARE

Basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
	2002	2001
Earnings for period	$16,468	$13,876
Weighted average number of shares outstanding	40,390	37,938
Basic earnings per share	$.41	$.37

Weighted average number of shares outstanding	40,390	37,938
Add: Dilutive effect of stock options	1,393	413
Adjusted weighted average number of shares outstanding	41,783	38,351
Diluted earnings per share	$.39	$.36

9. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
	2002	2001
	$	$
Accounts receivable	48,205	53,593
Inventory	(11,272)	(9,430)
Prepaid and other expenses	(1,369)	(143)
Other assets	(159)	(2,222)
Accounts payable and accrued liabilities	15,684	(6,459)
Income taxes recoverable	(1,777)	3,902
	49,312	39,241

10. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, barbeque and outdoor products and water dispensing and purification products. In light of the growth and significance of barbeque and outdoor products to the overall revenue of CFM and the Company’s entry into the water products category, revenue has been disclosed by product category.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business. CFM’s business organization structure and performance measurement systems are not based on product categories.

FOR THE THREE MONTHS ENDED	Dec 28	Dec 29
	2002	2001
	$	$
Net external sales
Hearth & heating products	154,193	127,954
Barbeque & outdoor products	22,022	464
Water products	3,696	—
	179,911	128,418

Geographic information

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales
FOR THE THREE MONTHS ENDED	United States	Canada	Other	Total
	$	$	$	$
December 28, 2002	144,505	25,701	9,705	179,911
December 29, 2001	106,262	16,062	6,094	128,418

Capital assets, goodwill
and intangibles
	United States	Canada	Other	Total
	$	$	$	$
As at December 28, 2002	275,555	69,119	11,117	355,791
As at December 29, 2001	230,919	36,026	10,270	277,215

11. FOREIGN EXCHANGE

Foreign exchange losses for the quarter of $460 (2002 – $189), are included in selling and administrative, research and development expenses on the Statement of Operations.

12. COMPARATIVE INTERIM FIGURES

Certain comparative interim figures have been reclassified to conform to the current interim presentation.

CORPORATE DIRECTORY AND INVESTOR INFORMATION

Directors	Executive Officers	Wesley Ogden	Operating Facilities
Vice President, The Great Outdoors Grill Company
Colin M. Adamson	Colin Adamson		Vermont Castings Majestic Products
Chairman, Chief Executive	Chairman and		410 Admiral Boulevard
Officer and Co-Founder	Chief Executive Officer	Doug Greenway	Mississauga, Ontario
		President, CFM Greenway	Canada L5T 2N6
David W. Colcleugh (3)	Jim Lutes		Telephone: (905) 670-7777
Chairman, President and	President and	Solicitors	Facsimile: (905) 670-4676
Chief Executive Officer,	Chief Operating Officer
Dupont Canada Inc.		Fraser Milner Casgrain LLP	475 Admiral Boulevard Mississauga, Ontario Canada L5T 2N1 Telephone: (905) 670-7777 Facsimile: (905) 670-4650
	Patrick Keane	1 First Canadian Place
William A. Corbett (1) (2)	Executive Vice President,	100 King Street West
Chairman,	Operations	Toronto, Ontario
The New Providence		Canada M5X 1B2
Development	Peter Plows
Company Limited	Senior Vice President,	Foley & Lardner	1000 East Market Street
	Operations	Three First National Plaza 70 West Madison Chicago, Illinois USA 60602-4205	Huntington, Indiana, USA 46750
William S. Cullens (1) (2)			Telephone: (260) 356-8000
Past Chairman and	J. David Wood		Facsimile: (260) 356-9672
Chief Executive Officer,	Vice President and
Canron Inc.	Chief Financial Officer		Route 107
		Auditors	Bethel, Vermont, USA 05032
Carlo De Pellegrin (1) (2) (3) (4)	Susan Marlow		Telephone: (802) 234-2300 Facsimile: (802) 234-2340
Partner,	Vice President,	Ernst & Young LLP,
Williams & Partners,	Human Resources	Chartered Accountants
Chartered Accountants LLP	and Development	The Ernst & Young Tower	Beanville Road
		TD Centre, Toronto, Ontario Canada M5K 1J7	Randolph, Vermont, USA 05060
Paul A. Houston (2)	Sonya Stark		Telephone: (802) 728-3151
President and	Director, Legal Affairs,		Facsimile: (802) 728-3171
Chief Executive Officer,	Investor Relations and	Bankers
Alderwoods Group, Inc.	Corporate Secretary		CFM Harris Systems
		Bank of Montreal	3501 West Howard Street
Patrick S. Keane Executive Vice President, Operations	David Brash Director, Corporate Finance	First Canadian Place 11th Floor, Toronto, Ontario Canada M5X 1A1	Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759
Eileen Foley
Sheila O’Brien (2)	Director, Tax	Transfer Agent	CFM RMC International
Senior Vice President,			3501 West Howard Street
Nova Chemicals	Paul Kroetsch Treasurer	Computershare Trust Company of Canada 100 University Avenue 8th Floor, Toronto, Ontario Canada M5J 2Y1	Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Heinz Rieger (3)			Facsimile: (847) 676-3759
Past Chairman and Co-Founder	Operating Management
CFM Europe Limited
	Dan Downing		Trentham Lakes
(1) Member of the Audit Committee	President, Vermont Castings	Share Listing Stock Symbol: CFM Exchange: Toronto Stock Exchange	Stoke-on-Trent
	Majestic Products		Staffordshire, England ST4 4TJ
(2) Member of the Compensation			Telephone: (178) 233-9000
and Corporate Governance Committee	Steve Haramaras		Facsimile: (178) 233-9009
President, Mass Merchant
(3) Member of the Business	Operations		CFM Keanall
Development Committee			2695 Meadowvale Boulevard
	Michael Miller	Corporate Head Office CFM Corporation 460 Admiral Boulevard Mississauga, Ontario Canada L5T 3A3 Telephone: (905) 670-7777 Facsimile: (905) 670-7915	Mississauga, Ontario
(4) Lead Director	Managing Director,		Canada L5T 8A3
	CFM Europe Limited		Telephone: (905) 858-8010
Facsimile: (905) 858-1165
Jamie Harrod President, The Great Outdoors Grill Company
350 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone:(905) 670-7777
					Facsimile: (905) 565-4683
Annual Meeting

The Annual and Special Meeting of the shareholders will be held on Wednesday, February 26, 2003 at 4:15 p.m. at the Toronto Stock Exchange, Conference Centre, 130 King Street West, Toronto, Ontario, Canada M5X 1J2.

Send inquiries to Investor Relations, CFM Corporation

460 Admiral Boulevard, Mississauga, Ontario, Canada

L5T 3A3

Telephone: (905) 670-7777 Facsimile: (905) 670-7915

E-mail: cfm@cfmmajestic.com Website: www.cfmmajestic.com

Investor Relations
					25400 Industrial Park Road
					Ardmore, Tennessee, USA 38449
					Telephone: (931) 427-8170
					Facsimile: (931) 427-8168

					The Great Outdoors Grill Company
					7980 East American Drive
					Joplin, Missouri, USA 64804
Share Trading Summary					Telephone: (417) 623-2596
					Facsimile: (417) 623-3946
2002 Fiscal Year	High	Low	Close	Volume
					Greenway Home Products Inc.
First Quarter 2003	$13.00	$10.00	$12.19	3,190,298	33 Kerr Cresent, RR#3
					Guelph, Ontario
Fourth Quarter 2002	$16.85	$12.11	$12.52	1,640,620	Canada N1H 6N9
					Telephone: (519) 837-9724
Third Quarter 2002	$17.50	$15.00	$15.96	4,394,241	Facsimile: (519) 837-8913

Second Quarter 2002	$16.95	$13.00	$16.00	3,274,319

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. The Company designs, develops and manufactures a line of hearth and heating products (including gas, wood-burning and electric fireplaces and free-standing stoves, indoor and outdoor space heaters, gas log sets and hearth product accessories including glass doors, fire screens, chimney caps, and mantel products), barbeque and outdoor products (including gas barbeques, gas and charcoal barbeque parts and accessories, smokers and outdoor garden accessories) and residential water purification, dispensing and filtration products (including water dispensers, icemakers and ultraviolet water purification systems). CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

corporate office
CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
Canada  L5T 3A3
Telephone: (905) 670-7777
Facsimile: (905) 670-7915

This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and level of housing starts, demographics, CFM’s ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this interim report are made as of January 22, 2003 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.